UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1 (b) (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No.         )*

Opower, Inc.

(Name of issuer)

Common Stock

(Title of class of securities)

68375Y109

(CUSIP number)

12/31/2014

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68375Y109	SCHEDULE 13G

1	NAME OF REPORTING PERSONS S.S. OR I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS DANIEL YATES
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,429,751
	6	SHARED VOTING POWER 1,686,250
	7	SOLE DISPOSITIVE POWER 7,429,751
	8	SHARED DISPOSITIVE POWER 1,686,250
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,116,001
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.8%
12	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1

(a)	Name of Issuer:

Opower, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

1515 N. Courthouse Road, Arlington, VA 22201

Item 2

(a)	Name of Person Filing:

Daniel Yates

(b)	Address of Principal Business Office or, if None, Residence:

1515 N. Courthouse Road, Arlington, VA 22201

(c)	Citizenship:

U.S.

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

68375Y109

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

(a)	Amount Beneficially Owned: 9,116,001 shares of Common Stock, which represents 6,550,009 shares held of record by Daniel Yates, 49,000 shares held of record by Ivan Jellinek and Monica Jellinek, who have granted an irrevocable proxy to Mr. Yates, 1,274 shares held of record by Pierre Poussard and Mary Winston Nicklin, who have granted an irrevocable proxy to Mr. Yates, 50,000 shares held by Ralph Aaron Yates, Dorit Strauss Yates and Daniel Joseph Yates, Trustees of the Ralph Aaron Yates and Dorit Strauss Yates Declaration of Trust Dated December 19, 1990, who have granted an irrevocable proxy to Mr. Yates, 1,636,250 shares held by the Yates-Whitman 2013 Annuity Trust #1, and rights to acquire 829,468 shares within 60 days of December 31, 2014.

(b)	Percent of Class: 17.8%

(c)	Number of Shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 7,429,751

(ii)	Shared power to vote or to direct the vote: 1,686,250

(iii)	Sole power to dispose or to direct the disposition of: 7,429,751

(iv)	Shared power to dispose or to direct the disposition of: 1,686,250

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6	Ownership of More than Five Percent on behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

Not applicable.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 2/17/2015

By:	Thomas Kramer, Attorney in Fact for Daniel Yates